Mail Stop 4561

March 9, 2007

VIA USMAIL and FAX (818) 848-4016

Mr. Howard Livingston
Chief Financial Officer
Centerstaging Corporation
3407 Winona Avenue
Burbank, California 91504

      Re: Centerstaging Corporation
              Form 10-KSB for the year ended 6/30/2006
              Filed on 9/28/2006
              File No. 000-50955

Dear Mr. Howard Livingston:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Jorge Bonilla
                        Senior Staff Accountant